Exhibit 12.1

Tupperware Brands Corporation
Ratio of Earnings to Fixed Charges
(dollars in millions)
(Unaudited)

		40 weeks ended (3)	39 weeks ended
				Fiscal Years
		October 1, 2011	September 25, 2010	2010	2009	2008	2007	2006
Earnings, as defined:
	Income from continuing operations before income taxes	$155.1	$136.7	$299.7	$237.1	$201.9	$141.4	$103.8
	Fixed charges	37.5	19.4	39.2	41.4	52.3	57.0	64.0
	Total earnings, as defined	$192.6	$156.1	$338.9	$278.5	$254.2	$198.4	$167.8

Fixed Charges:
	Interest (1)	$32.2	$14.5	$29.3	$31.6	$41.7	$46.9	$55.1
	Interest Component in rental expenses (2)	5.3	4.9	9.9	9.8	10.6	10.1	8.9
	Total fixed charges	$37.5	$19.4	$39.2	$41.4	$52.3	$57.0	$64.0
Ratio of Earnings to Fixed Charges		5.1	8.0	8.7	6.7	4.9	3.5	2.6

(1)	Interest includes amortization of deferred financing fees and discount relating to indebtedness.
(2)	Amounts represent the appropriate portion of rental expense (one-third) that is a reasonable approximation of interest costs.
(3)
During the second quarter of 2011, the Company entered into a new credit agreement and terminated its 2007 Credit Agreement, which resulted in an additional $18.9 million in interest expense when the related floating -to-fixed interest swaps became ineffective. This non-recurring charge was included in the calculation of the ratio of earnings to fixed charges for the 40 weeks ended October 1, 2011.

NOTE: The Ratio of Earnings to Fixed Charges should be read in conjunction with the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in the registration statement along with which this exhibit has been filed. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company’s uncertain tax positions. The percentage of rent included in the calculation is a reasonable approximation of the interest component.